Insight Acquisition Corp.
333 East 91st Street
New York, New York 10128
Tel. No. (609) 751-3193

July 8, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Pearlyne Paulemon

Pam Long

Re:	Insight Acquisition Corp.

Registration Statement on Form S-4

Filed February 8, 2024

File No. 333-276291

Ladies and Gentlemen:

Attached please find a marked copy of the Insight Acquisition Corp. (the “Company” or “IAC”) Amendment No. 2 to its Registration Statement on Form S-4, dated July 3, 2024, that indicates all of the changes effected by the amendment.

Please contact James Prestiano of Loeb & Loeb LLP, counsel to Insight Acquisition Corp., at (212) 407-4831 or by email at jprestiano@loeb.com, or Lance Brunson of Brunson Chandler& Jones, PLLC, counsel to Alpha Modus Corp., at (801) 303-5737 or by email at lance@bcjlaw.com if you have any questions or if would like additional information with respect to any of the foregoing. Thank you for your assistance and review.

Sincerely,

Insight Acquisition Corp.

/s/ Michael Singer
Michael Singer
Executive Chairman